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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.      )*
                                           -----


                       Hollis Eden Pharmaceuticals, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  435902101
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 12 Pages

-----------------------                                  ---------------------
  CUSIP NO. 435902101                   13G               PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Strome Susskind Investment Management, L.P.
      95-4450882

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          356,578
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          356,578
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      356,578

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN, IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 435902101                   13G               PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SSCO, Inc.
      95-4450883

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          356,578
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          356,578
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      356,578

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO, HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 435902101                   13G               PAGE 4 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Mark E. Strome
      ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          356,578
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          356,578
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      356,578

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN, HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a)   Name of Issuer:

             Hollis-Eden Pharmaceuticals, Inc.

Item 1 (b)   Address of Issuer's Principal Executive Offices:

             9333 Genesee Avenue, Suite 110
             San Diego, CA 92121

Item 2 (a)   Name of Person Filing:  This statement is being filed by:

             a.   Strome-Susskind Investment Management, L.P. ("SSIM")

             b.   SSCO, Inc. ("SSCO"); and

             c.   Mark E. Strome ("Strome")

             collectively the "Reporting Persons".

             SSIM is a Delaware limited partnership and a registered investment adviser. SSIM is the sole general partner of and investment adviser to two investment limited partnerships that directly own shares of common stock of Hollis-Eden Pharmaceuticals, Inc. (the "Stock"). SSIM is also the investment adviser to two offshore investment corporations that directly own shares of the Stock.

             SSCO is the sole general partner of SSIM. The Mark E. Strome Living Trust, dated 01/16/97 (the "Trust") is the controlling shareholder of SSCO. Mark E. Strome is the settlor and a trustee of the Trust.

             SSIM's beneficial ownership of the Stock is direct because of its general partnership interests in the investment limited partnerships that directly own shares of the Stock. SSIM also has direct beneficial ownership of the Stock as a result of its discretionary authority to buy, sell and vote shares of such Stock for its investment advisory clients (i.e., the investment limited partnerships and the investment corporations (collectively referred to hereinafter as the "Entities")). SSCO's and Strome's beneficial ownership are indirect as a result of their ownership of SSIM, and is reported solely because Rule 13d-1(a) and (b) promulgated under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13G within the specific time period. The answers on blocks 6, 8, 9 and 11 on pages 3 and 4 above and in response to item 4 by SSCO and Strome are given on the basis of the

             "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by SSIM and the relationship of SSCO and Strome to SSIM.

             Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

Item 2 (b)   Address of Principal Business Office or, if none, Residence:



             a.  100 Wilshire Blvd., 15th Fl. Santa Monica, CA 90401


             b.  100 Wilshire Blvd., 15th Fl. Santa Monica, CA 90401

             c.  100 Wilshire Blvd., 15th Fl. Santa Monica, CA 90401

Item 2 (c)   Citizenship:

             a. Strome-Susskind Investment Management, L.P.; Delaware limited partnership

             b.  SSCO, Inc.; Delaware corporation

             c.  Mark E. Strome; United States

Item 2 (d)   Title of Class of Securities:

             Common Stock

Item 2 (e)   CUSIP Number:

             435902101

Item 3.      Statement Concerning Filings Pursuant to Rule 13d-1(b) or 13d-2(b):

             (e)  x  Investment Adviser
                  -
             (g)  x  Parent Holding Company [controlling shareholders] [See
                  -
                     Item 7]

Item 4.      Ownership:

             (a) Amount Beneficially Owned: Reporting Persons each directly or indirectly beneficially own 356,578 shares of Stock. The Entities' and SSIM's beneficial ownership is direct and SSCO's and Strome's beneficial ownership is indirect.

             (b)  Percent of Class: 5.3%

             (c)  Number of shares as to which such person has:

             (i)  sole power to vote or to direct the vote: 0

             (ii) shared power to vote or to direct the vote:

             The Reporting Persons share with each other the power to vote all 356,578 shares of Stock for which they have direct or indirect beneficial ownership. No other person has the power to vote such shares.

             (iii) sole power to dispose or to direct the disposition of: 0

             (iv) shared power to dispose or to direct the disposition of:

             The Reporting Persons share with each other the power to dispose of all 356,578 shares for which they have direct or indirect beneficial ownership. They do not share this power with any other person.

Item 5.      Ownership of Five Percent or Less of a Class:

             Not Applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             SSIM, a registered investment adviser, SSCO, its general partner and Strome, the trustee of SSCO's controlling shareholder, have the right or the power to direct the receipt of dividends from the Stock, and to direct the receipt of proceeds from the sale of Stock to SSIM's investment advisory clients. No single investment advisory client of SSIM owns more the 5% of the Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             SSCO and Strome are each considered the equivalent of a parent holding company for purposes of this Schedule 13G. SSIM, a registered investment adviser, is considered SSCO's and Strome's subsidiary. See Exhibit B.

Item 8.      Identification and Classification of Members of the Group:

             Not Applicable

Item 9.      Notice of Dissolution of Group:

             Not Applicable

Item 10.     Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


             /s/ Jeffrey S. Lambert
             ------------------------------
             Mark E. Strome


             STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.
             By SSCO, Inc., its General Partner

             By: /s/ Jeffrey S. Lambert
                -------------------------------------------
                Jeffrey S. Lambert, Chief Financial Officer

             SSCO, INC.

             By: /s/ Jeffrey S. Lambert
                -------------------------------------------
                Jeffrey S. Lambert, Chief Financial Officer

             Date: 02/11/98
                  --------------------------

                                    EXHIBITS


EXHIBIT A    Power of Attorney Granted by Mark E. Strome

EXHIBIT B    Statement With Respect to Joint Filing of Schedule 13G

EXHIBIT C    Identification and Classification of Subsidiary Which Acquired
             Security Being Reported On By the Parent Holding Company